Exhibit 99.4
Rio Tinto plc
5 Aldermanbury Square
London
EC2V 7HR
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800

Press release

Rio Tinto approves feasibility study for new Hope Downs mine
21 December 2007
The Hope Downs Joint Venture (managed by Rio Tinto) has approved a feasibility study to expand the Hope Downs 4 project as part of the Rio Tinto programme to reach a Pilbara annual capacity of 320 million tonnes of iron ore by 2012.
The study, which will cost an estimated US$71 million, will assess the deposit as an extension of the existing Hope Downs Joint Venture (50:50 owned by Rio Tinto and Hope Downs Iron Ore Pty Ltd.). The study will incorporate the recently completed 50,000 metre in-fill drilling programme at Hope Downs 4.
Rio Tinto Iron Ore chief executive Sam Walsh said: “The Hope Downs 4 deposit offers excellent potential as part of our extension into the east Pilbara region, especially as we ramp up towards 320 Mtpa capacity over the next five years.
“This potential highlights the degree of flexibility that Rio Tinto enjoys to capitalise on existing infrastructure through the development of new world-class mines. This is an advantage that we emphasised in our annual investor presentation on 26 November.”
Hope Downs Iron Ore Pty Ltd chairman Mrs Gina Rinehart said: “Following on from our initial pre-feasibility studies, we hope the expanded study will successfully support our vision for the area, which includes more mines being developed adjacent to Hope Downs 4, and the extension of the Lang Hancock Railway to them.”
The Hope Downs 4 deposit is located 35 kilometres northwest of the town of Newman and 45 kilometres east of the Hope Downs 1 mine. This mine began production in November 2007 and is expected to reach 30 Mtpa capacity in early 2009.
The proximity of Hope Downs 4 to other deposits fully or part-owned by Rio Tinto promises significant potential synergies and option value for Rio Tinto Iron Ore.
The Hope Downs 4 deposit consists of three main areas of mineralization of approximately equal size extending over a length of eight kilometres. The deposit has been re-estimated after completion of an 18,000-metre in-fill drilling programme in 2006. The contained high grade Resource (>=60% Fe) is made up of 98.6Mt @ 62.3% Fe of Indicated Mineral Resource and 206.1Mt @ 62.4% Fe of Inferred Mineral Resource.
A range of government and environmental approvals would be required before development of a Hope Downs 4 mine could proceed.
Cont.../

Continues	Page 2 of 3

The Resource for Hope Downs 4 has been prepared in accordance with the JORC Code (2004) by suitably qualified competent person, as detailed below:
▪	Competent Person Resources: John Phillips a full time employee of RTIO with 20 years’ experience in geology roles, of which 13 years are in Iron Ore. BSc (Geology) 1987. Member AusIMM - No. 210415
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking
Cont.../

Continues	Page 3 of 3

statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.
For further information, please contact:

Media Relations, Australia	Media Relations, London
Amanda Buckley	Christina Mills
Office: +61 (0) 3 9283 3627	Office: +44 (0) 20 8080 1306
Mobile: +61 (0) 419 801 349	Mobile: +44 (0) 7825 275 605

Ian Head	Nick Cobban
Office: +61 (0) 3 9283 3620	Office: +44 (0) 20 8080 1305
Mobile: +61 (0) 408 360 101	Mobile: +44 (0) 7920 041 003

Media Relations, Americas
Nancy Ives
Mobile: +1 619 540 3751

Investor Relations, Australia	Investor Relations, London
Dave Skinner	Nigel Jones
Office: +61 (0) 3 9283 3628	Office: +44 (0) 20 7781 2049
Mobile: +61 (0) 408 335 309	Mobile: +44 (0) 7917 227365

David Ovington
Investor Relations, North America	Office: +44 (0) 20 7781 2051
Jason Combes	Mobile: +44 (0) 7920 010 978
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645

Email: questions@riotinto.com

Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk